

May 19, 2023

Wang Huang
Chief Executive Officer
Zepp Health Corp
Huami Global Innovation Center
Building B2, Zhong'an Chuanggu Technology Park
No. 900 Wangjiang West Road
Hefei, 230088
People's Republic of China

> **Re: Zepp Health Corp**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated January 20, 2023**
> **File No. 001-38369**

Dear Wang Huang:

We have reviewed your January 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2023 letter.

Form 20-F for the fiscal year ended December 31, 2022

Risks Related to Our Business, page 19

1. Please tell us your consideration of including a risk factor to indicate that your investments may be deemed to be investment securities within the meaning of the Investment Company Act of 1940. Also, clarify the negative impact to your business from being deemed an investment company, including the inability to raise capital through the sale of securities or to conduct business in the United States. Finally, advise what consideration you gave to highlighting any potential liability from being considered an investment company under the Investment Company Act.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 141

2. We note your statement that you reviewed public filings and the Company's register of members in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

4. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for "Zepp Health Corporation or the VIEs." We also note that your disclosures on pages 5 and 89 and the list of principal subsidiaries in Exhibit 8.1 indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
    • With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.
    • With respect to (b)(3) and (b)(5), please provide the information required by (b)(3) and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.

5. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge". Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

    You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Technology